Filed Pursuant to Rule 424(b)(3)

Registration No. 333-194855

PROSPECTUS SUPPLEMENT

(to prospectus dated October 7, 2014 and the prospectus supplements dated October 9, 2014, October 14, 2014, January 6, 2015 and January 13, 2015)

BIOMET, INC.

$1,825,000,000 6.500% Senior Notes due 2020

$800,000,000 6.500% Senior Subordinated Notes due 2020

This prospectus supplement updates and supplements the prospectus dated October 7, 2014 and the prospectus supplements dated October 9, 2014, October 14, 2014, January 6, 2015 and January 13, 2015.

See the “Risk Factors” section beginning on page 6 of the prospectus, the “Risk Factors” section in our Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 14, 2014 and the “Risk Factors” section in our Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on January 13, 2015 for a discussion of certain risks that you should consider before investing in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus supplement and the accompanying prospectus have been prepared for and may be used by Goldman, Sachs & Co. and any affiliates of Goldman, Sachs & Co. in connection with offers and sales of the notes related to market-making transactions in the notes affected from time to time. Goldman, Sachs & Co. or its affiliates may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties, when it acts as agents for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. We will not receive any proceeds from such sales.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any person to provide you with any information or represent anything about us or this offering that is not contained in this prospectus supplement and the accompanying prospectus. If given or made, any such other information or representation should not be relied upon as having been authorized by us. This prospectus supplement and the accompanying prospectus does not offer to sell nor ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. You should not assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front cover of this prospectus supplement and the accompanying prospectus or the date of any document incorporated by reference herein.

The date of this prospectus supplement is March 11, 2015.

27

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 10, 2015

BIOMET, INC.

(Exact Name of Registrant as Specified in its Charter)

Indiana

(State or Other Jurisdiction of

Incorporation)

001-15601	35-1418342
(Commission File Number)	(IRS Employer Identification No.)

56 East Bell Drive, Warsaw IN	46582
(Address of Principal Executive Offices)	(Zip Code)

(574) 267-6639

(Registrant’s Telephone Number, Including Area Code)

(Former Name or Former Address, if Changed Since Last Report)

____________________________________________________________________________________________________

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.	Other Events.

As previously disclosed, on April 24, 2014, LVB Acquisition, Inc. (“LVB”), a Delaware corporation, which owns all of the outstanding shares of common stock of Biomet, Inc., entered into an Agreement and Plan of Merger (the “Merger Agreement”), with Zimmer Holdings, Inc. (“Zimmer”), a Delaware corporation, and Owl Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Zimmer.  On March 10, 2015, Zimmer filed a prospectus supplement to its registration statement on Form S-3 (No. 333-184791), relating to its offering of notes to finance the acquisition of LVB.  The prospectus supplement included the following disclosure relating to Biomet and the post-acquisition combined company.  Biomet is filing the disclosure herewith for the purposes of including the information with respect to Biomet, statements regarding the combined company are statements of Zimmer and not of Biomet.

Biomet is involved in ongoing governmental investigations regarding possible violations of the Foreign Corrupt Practices Act, the results of which may adversely impact the combined company’s business and results of operations.

On March 26, 2012, Biomet entered into a Deferred Prosecution Agreement (the “DPA”) with the United States Department of Justice (the “DOJ”) and a Consent to Final Judgment (the “Consent”) with the SEC in connection with investigations by the DOJ and SEC regarding alleged violations of the Foreign Corrupt Practices Act (the “FCPA”) by Biomet. Pursuant to the DPA, the DOJ agreed to defer prosecution of Biomet in connection with this matter, provided that Biomet satisfies its obligations under the agreement over the term of the DPA. The DPA has an initial three-year term, which expires on March 26, 2015; however, the DPA may be extended in the sole discretion of the DOJ for up to an additional year. The DOJ further agreed to not continue its prosecution and to seek to dismiss its indictment should Biomet satisfy its obligations under the agreement over the term of the DPA.

In addition, pursuant to the terms of the DPA, an independent external compliance monitor was appointed to review Biomet’s compliance with the DPA, particularly in relation to Biomet’s international sales practices, for at least the first 18 months of the term of the DPA. The monitor has divided his review into three phases. The first phase consisted of the monitor familiarizing himself with Biomet’s global compliance program, assessing the effectiveness of the program and making recommendations for enhancement of Biomet’s compliance program based on that review. The second phase consisted of the monitor testing implementation of his recommended enhancements to Biomet’s compliance program. The third phase consisted of the monitor, among other things, assessing Biomet’s implementation of the monitor’s recommendations and evaluating Biomet’s compliance program, and the monitor recently issued his third phase report. [Zimmer has] been advised that Biomet is reviewing this report. The Consent Biomet entered into with the SEC mirrors the DPA’s provisions with respect to the compliance monitor.

In October 2013, Biomet became aware of certain alleged improprieties regarding its operations in Brazil and Mexico, including alleged improprieties that predated the entry of the DPA. Biomet retained counsel and other experts to investigate both matters. Based on the results of its ongoing investigations, Biomet has terminated, suspended or otherwise disciplined certain of the employees and executives involved in these matters, and has taken certain other remedial measures. Additionally, pursuant to the terms of the DPA, Biomet met with the monitor, the DOJ and the SEC on several occasions to discuss matters raised by the investigations.

On July 2, 2014, the SEC issued a subpoena to Biomet requiring that Biomet produce certain documents relating to such matters. Moreover, pursuant to the DPA, the DOJ has sole discretion to determine whether conduct by Biomet constitutes a violation or breach of the DPA. If the DOJ determines that the conduct underlying these investigations constitutes a violation or breach of the DPA, the DOJ could, among other things, extend or revoke the DPA or prosecute Biomet and/or the involved employees and executives. Biomet continues to cooperate with the SEC and DOJ and expects that discussions with the SEC and the DOJ will continue.

Compliance with the DPA requires substantial cooperation of Biomet’s employees, distributors and sales agents and the healthcare professionals with whom they interact. These efforts not only involve expense, but also require management and other key employees to focus extensively on these matters. Consummation of the LVB merger will not result in a termination of the DPA or the monitorship. [Zimmer believes] that if the LVB merger is completed, any possible extension of the DPA and/or the monitorship could adversely impact the combined company’s business and results of operations. If, as a result of the investigations described above or any additional investigations, the combined company is found to have violated one or more applicable laws, the combined company’s business, financial condition, results of operations and cash flows could be materially adversely affected. If some of the combined company’s existing business practices are challenged as unlawful, the combined company may have to modify those practices, which could have a material adverse effect on the combined company’s business, financial condition, results of operations and cash flows.

Additional Information about this Transaction

In connection with the proposed transaction, Zimmer Holdings, Inc. (“Zimmer”) filed with the U.S. Securities and Exchange Commission (the “SEC”), and the SEC declared effective on September 29, 2014, a registration statement on Form S-4 that includes a consent solicitation statement of LVB Acquisition, Inc. (“LVB”) that also constitutes a prospectus of Zimmer. We urge investors and security holders to read the consent solicitation statement/prospectus because it contains important information regarding the proposed merger. You may obtain a free copy of the consent solicitation statement/prospectus and other related documents filed by Zimmer and Biomet’s parent company, LVB, with the SEC at the SEC’s website at www.sec.gov. These documents and other relevant materials, including any documents incorporated by reference therein, when and if filed, may also be obtained free of charge from Zimmer at http://investor.zimmer.com or from Biomet at http://www.biomet.com/corporate/investors/, as applicable. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any offer or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the securities laws of any such jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BIOMET, INC.

Date: March 10, 2015	By:	/s/ Jonathan M. Grandon
Jonathan M. Grandon
Senior Vice President and General Counsel